April 8, 2025

Rukmini Sivaraman
Chief Financial Officer
Nutanix, Inc.
1740 Technology Drive, Suite 150
San Jose, CA 95110

       Re: Nutanix, Inc.
           Form 8-K furnished on February 26, 2025
           Response dated April 3, 2025
           File No. 001-37883
Dear Rukmini Sivaraman:

       We have reviewed your April 3, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our March
21, 2025 letter.

Form 8-K furnished on February 26, 2025
Exhibit 99.1, page 7

1. We note your response to prior comment 3 and it remains unclear to us how your non-
       GAAP tax rate is commensurate with your non-GAAP measure of profitability. In this regard, we note that the non-GAAP tax rate was only 5% for the six months ended
       January 31, 2025 and only 6% for the fiscal year ended July 31, 2024. Please explain how you determined your non-GAAP tax rate and how you concluded that it was commensurate with your non-GAAP measure of profitability. Refer to Question
       102.11 of the Non-GAAP C&DIs.
 April 8, 2025
Page 2

        Please contact Melissa Kindelan at 202-551-3564 or Christine Dietz at 202-551-3408
if you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology